UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. ___)


        Paris Corporation, Dominic P. Toscani, Sr. and Gerard M. Toscani
                       (Names of Persons Filing Statement)


                                  Common Stock
                         (Title of Class of Securities)


                     _______________________________________
                      (CUSIP Number of Class of Securities)


                             Stephen A. Salvo, Esq.
                        Salvo, Russell, Fichter & Landau
            510 Township Line Road, Suite 150, Blue Bell, PA   19422
                                 (215) 653-0110
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)



___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      ITEM  1.     SUBJECT  COMPANY  INFORMATION.
      FURNISH THE INFORMATION REQUIRED BY ITEM 1002(A) AND (B) OF REGULATION M-A (Section 229.1002 OF THIS CHAPTER).

      a)    Name  and  Address  of  Subject  Company/Issuer
            -----------------------------------------------

     Paris  Corporation
     122  Kissell  Road
     Burlington,  NJ  08016

     Address  and  Phone  Number  of  Paris  Corporation's  Principal  Executive
     ---------------------------------------------------------------------------
     Offices
     -------

     122  Kissell  Road
     Burlington,  NJ  08016
     (609)  387  -  7300

      b)   Title  and  Number  of  Shares  Outstanding
           -------------------------------------------
     As of December 31, 2001, there were 3,391,235 shares of Common Stock outstanding with 257,300 shares reserved for future issuance pursuant to outstanding stock options


      ITEM  2.     IDENTITY  AND  BACKGROUND  OF  FILING  PERSON.
      FURNISH THE INFORMATION REQUIRED BY ITEM 1003(A) AND (D) OF REGULATION M-A (Section 229.1003 OF THIS CHAPTER).

      a)     Name  and  Business  Addresses  of  Filing  Persons
             ---------------------------------------------------

     Paris  Corporation  -  Subject  Company
     122  Kissell  Road
     Burlington,  NJ  08016
     (609)  387  -  7300

     Dominic  P.  Toscani,  Sr.  -  President,  Treasurer,
     Chairman  and  Chief Financial Officer  of  Paris  Corporation
     122  Kissell  Road
     Burlington,  NJ  08016
     (609)  387  -  7300

     Gerard M. Toscani - Senior Vice President of Paris Corporation 122 Kissell Road
     Burlington,  NJ  08016
     (609)  387  -  7300

d)     Tender  Offer  Information
       --------------------------

     This Schedule 14D-9 relates to the offer by Paris Corporation to purchase any and all outstanding shares of its own common stock, par value $0.004 per share, at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of
Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of the Schedule TO-I previously filed by the company.


      ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS. FURNISH THE INFORMATION REQUIRED BY ITEM 1005(D) OF REGULATION M-A (Section 229.1005 OF THIS CHAPTER).

      There are no conflicts of interest, or potential conflicts of interest, other than those disclosed in the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference with respect to Items 1-9 and 13 of the Schedule TO-I filed by the Company on January 31, 2002.


      ITEM  4.     THE  SOLICITATION  OR  RECOMMENDATION.
      FURNISH THE INFORMATION REQUIRED BY ITEM 1012(A) THROUGH (C) OF REGULATION M-A (Section 229.1012 OF THIS CHAPTER).

a)   Solicitation/Recommendation
     ---------------------------

The Board of Directors of the Company, which consists of Dominic Toscani, Gerard Toscani, Frank Mattei (who collectively own approximately 78.3 percent of the issued and outstanding shares of the Company's common stock) and four outside directors, unanimously approved the offer, concluding that the offer is advisable and that the terms of the offer are fair to, and in the best interests of, our company and its unaffiliated shareholders. See "SPECIAL FACTORS -- Position of the Company's Board; Fairness of the Offer" and "SPECIAL FACTORS -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Schedule TO-I filed by the Company on January 31, 2002. Gerard Toscani and Dominic Toscani, who abstained from the Board vote because of their potential conflict of interest, also believe the Offer is fair to stockholders.

b)     Reasons
       -------

The Board of Directors, as well as Gerard M. Toscani and Dominic P. Toscani, Sr. believe that the Offer is fair to stockholders based on (i) the conclusions and basis set forth in the Offer, and (ii) the written opinion of Wharton Valuation Associates that the Purchase Price of $4.50 in cash was fair, from a financial point of view, to the public stockholders. Neither the Board, Gerard Toscani or Dominic Toscani found it practical to, and neither did, quantify or otherwise attach relative weights to the specific factors which they considered in reaching their decision. See "SPECIAL FACTORS -- Position of the Company's Board; Fairness of the Offer" and "SPECIAL FACTORS -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Schedule TO-I filed by the Company on January 31, 2002 as amended by Schedule TO-I/A (Amendment No.2) filed on March 5, 2002.

c)     Intent  to  Tender
       ------------------

Gerard M. Toscani, Senior Vice President of Paris Corporation, and Dominic P. Toscani, President and Chief Executive Officer of Paris Corporation, who own or control approximately 4.8% and 44/.9%, respectively, of the outstanding Common Stock, have indicated that they will not tender their shares in the offer. All other executive officers, directors, affiliates and subsidiaries (if any) of the filing persons have indicated their intent to tender their shares in the offer.


      ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. FURNISH THE INFORMATION REQUIRED BY ITEM 1009(A) OF REGULATION M-A (Section 229.1009 OF THIS CHAPTER).

The Company has retained Wharton Valuation Associates, Inc. ("Wharton") to act as its financial advisor in connection with the Offer. The engagement letter, as amended, between the Company and Wharton (the "Engagement Letter") provides that the Company is required to pay Wharton (a) a retainer fee of $7,500.00 upon the signing of the Engagement Letter, plus an additional fee of $7,500.00; and (b) an opinion fee (the "Opinion Fee") of $5,000.00. In addition, the Engagement Letter between the Company and Wharton provides that the Company will indemnify Wharton and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement.

The Company has retained MacKenzie Partners to act as Information Agent and Mellon Investor Services LLC to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable by the Company to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity.


      ITEM  6.     INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY.
      FURNISH THE INFORMATION REQUIRED BY ITEM 1008(B) OF REGULATION M-A (Section 229.1008 OF THIS CHAPTER).

      None


      ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS. FURNISH THE INFORMATION REQUIRED BY ITEM 1006(D) OF REGULATION M-A (Section 229.1006 OF THIS CHAPTER).

1) The filing persons are not undertaking or engaged in any negotiations in response to the tender offer.

2)     Not  Applicable


      ITEM  8.     ADDITIONAL  INFORMATION.
      FURNISH THE INFORMATION REQUIRED BY ITEM 1011(B) OF REGULATION M-A (Section 229.1011 OF THIS CHAPTER).

      None


      ITEM  9.     EXHIBITS.
      FILE AS AN EXHIBIT TO THE SCHEDULE ALL DOCUMENTS SPECIFIED BY ITEM 1016(a), (e) AND (g) OF REGULATION M-A (Section 229.1016 OF THIS CHAPTER).

a)  Disclosure  Materials
    ---------------------

     (1)  Offer  to  Purchase.*

     (2)  Letter  of  Transmittal.*

     (3)  Notice  of  Guaranteed  Delivery.*

     (4)  Letter  to  Brokers,  Dealers,  Banks,  Trust  Companies  and  Other
          Nominees.*

     (5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

     (6)  Letter  to  Shareholders  from  the  Company.*

     (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO-C filed on January 10, 2002).

     (9) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase).*

    (10) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase).*

    (11) Text of Press Release dated March 5, 2002 (incorporated by reference to Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).



e)  Conflicts  Materials
    --------------------


     1) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*


g)     Offering  Materials
       -------------------

          None

* Indicates that the items have previously been filed by the company on Schedule TO-I dated January 31, 2002.



                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Dominic P. Toscani
                                   (Signature)

                      President and Chief Executive Officer
                                (Name and title)

                                  March 5, 2002
                                     (Date)



Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See Section 240.14d-1(f) with respect to signature requirements.